                                                            EXHIBIT 99.1

STONINGTON PARTNERS
                                August 8, 1997

Dwight A. Steffensen
Chairman and
     Chief Executive Officer
Merisel, Inc.
200 Continental Boulevard
El Segundo, California 90245-0984

Dear Dwight:

             Reference is made to our letter dated July 14, 1997 (the "July 14th
                                                                       ---------
Letter"), as amended by our letter dated July, 20, 1997, to you regarding our
------
proposal to acquire (the "Acquisition") newly issued shares of Merisel, Inc.
                          -----------
(the "Company") upon the terms and conditions set forth therein and the summary
      -------
of terms attached thereto (the "Proposal").  Defined terms used herein not
                                --------
otherwise defined herein have the meaning set forth in the Proposal.

          We propose to amend the Proposal by deleting the references to an acquisition of 70% of the Shares for $152 million and replacing them with either
(i) an acquisition of 10,482,800 Shares at a purchase price of $14.50 per share or (ii) a convertible debt instrument with the terms and conditions set forth on the attached term sheet. The number of Shares set forth in the preceding sentence and in the attached term sheet is based on the assumption that there will be 6,015,699 Shares issued and outstanding (after the one-for-five split and immediately prior to our acquisition). The other terms of the Proposal would remain in effect except that (i) the litigation provision set forth in the second numbered paragraph of the July 14th Letter would be revised to read as follows:

     (c) the absence of (i) any injunction, order or similar restraint issued by any court or governmental entity of competent jurisdiction that enjoins, restrains or prohibits the purchase by us of the Shares or imposes limitations on our ability to exercise full rights of ownership with respect to the Shares and (ii) a finding that the Company has breached or is in breach of any material obligation under the Limited Waiver and Voting Agreement dated as of April 11, 1997, whether preliminary, interlocutory or final, by a court or governmental entity of competent jurisdiction and (ii) the conditions to execution of the Stock Purchase Agreement would be revised by deleting the reference to waiver by the holder of the Notes.

and (ii) the conditions to execution of the Stock Purchase Agreement would be revised by deleting the reference to waiver by the holder of the Notes.

          We confirm that, if the Company, in connection with the Proposal, as amended by this letter, agrees to (i) enter into an amendment to the Indenture dated as of October 15, 1994, between the Company and the Bank of New York, as successor to Nations Bank of Texas, N.A., as trustee (the "Indenture") relating
                                                           ---------
to the Company's 12 1/2% Senior Notes (the "Senior Notes"),  pursuant to which
                                            ------------
the Company eliminates its right to redeem the Senior Notes issued under the Indenture pursuant to Article III thereof and paragraph 5 of such Senior Notes,
(ii) grant holders of the Senior Notes the right to convert up to [50]% of the aggregate amount of the Senior Notes and unpaid interest thereon into Shares of common stock of the Company at a conversion price equal to the purchase price per share contemplated in the Proposal ($14.50 per share), (iii) pay any interest due on the Notes, such agreement or actions will not negatively impact our willingness to enter into a definitive agreement with you in connection with the Proposal, as amended by this letter and (iv) if the holders of the Notes agree to terminate the Limited Waiver and Voting Agreement, pay to the holders of the Notes $100 per $1000 face amount of the Notes and in addition pay to each such holder that commits to not convert its Notes pursuant to clause (ii) of this paragraph an additional $100 per $1000 face amount.

          We expect this letter to be promptly delivered to the holders of the Notes and the shareholders of the Company.

                                              Very truly yours,


                                              /s/ Albert J. Fitzgibbons

                    Merisel Convertible Debt Financing Proposal
                    Summary of Indicative Terms and Conditions
                    ------------------------------------------

Issue:              Senior Convertible Notes (the "Notes")

Co-Issuers:         Merisel Americas, Inc. and Merisel Inc. ("Merisel")

Amount:             $152.0 million aggregate principal amount

Maturity:           In amounts and at times corresponding to the operating
                    company debt to be refinanced with the proceeds of the
                    Notes:

                      $138.8 million maturing on January 31, 1998
                         4.4 million maturing on March 10, 1998
                         4.4 million maturing on March 10, 1999
                         4.4 million maturing on March 10, 2000
                      ------
                      $152.0 million

Use of Funds:       Refinance existing operating company debt under the 11.28%
                    Subordinated Notes due March 10, 2000, the 11.5% Senior
                    Notes and the Revolving Credit Agreement indebtedness, plus any accrued and unpaid interest thereon and repayment premium in connection with such refinancing and the payment of Stonington's commitment fee

Interest:           11.5% per annum, increasing by an additional one percentage point at the end of each month commencing at the end of the second month after the issuance of the Notes for as long as the Notes are outstanding, subject to a cap of 18% per annum. Interest can be paid in cash or PIK, at the Company's option; provided that interest can only be in cash after January 31, 1998.

Optional
 Redemption:        Notes are redeemable in whole at any time prior to Maturity, upon written notice, at the option of the Issuer at par plus accrued interest plus a premium of 108% (the "Redemption
                    Price").

Change of Control:  Upon the occurrence of a Change of Control (which will be defined to include, among other things, any agreement by the Company relating to a future change of control), the

                    Holders of Notes will have the right to require the Issuer to repurchase the Notes at the Redemption Price.

Conversion:         Up to $152 million aggregate principal amount of Notes will convertible into 10,482,800 shares of common stock of Merisel (after giving effect to a one-for-five stock split) at a conversion price of $14.50 per share, subject to customary antidilution provisions. The Holders of Notes can convert the Notes in part for up to 19.9% of the issued and outstanding common stock of Merisel at any time at their option. The Note automatically converts into the amount of common stock referred to in the first sentence above upon receipt of the shareholder vote required under the NASD rules, subject to certain conditions (which can be waived by the holders of Notes), including the absence of any default under any debt instruments of Merisel and its subsidiaries and the absence of any bankruptcy, insolvency or similar events. Any amounts of the Notes in excess of $152 million
                    (representing PIK interest) and any accrued and unpaid interest would not have to be paid upon conversion of the remainder of the Note in its entirety.

Covenants:          Substantially the same as under the existing Revolving
                    Credit Agreement. In addition, Merisel will agree to call a special meeting of shareholders to approve the issuance of shares upon conversion of the Notes and, if the shareholders do not approve such issuance, to use its best efforts to repay to Notes as promptly as possible thereafter. The "Deal
                    Protection" provisions contained in the original letter from Stonington dated July 14, 1997 (the "Original Letter") would continue to apply. In the event Stonington is entitled to its break up fee under the "Deal Protection Provisions" and the Notes are redeemed in their entirety pursuant to the optional redemption provision or the holder of Notes puts the Notes pursuant to the change of control provision, any break up fee to which Stonington would be entitled would be credited against any such payment received upon redemption or put.

Defaults:           Substantially the same as under the existing Revolving
                    Credit Agreement.

Conditions to
 Closing: Stockholders of Merisel vote against a proposal to issue shares to the holders of Merisel's 12 1/2% Senior Notes due 2004 (other than any vote required to allow the issuance of equity as contemplated in the third paragraph of the letter to which this term sheet is attached). Other conditions includes conditions set forth in Original Letter except that the litigation condition shall be amended as referred to in the letter to which this term sheet is attached and no NASDAQ approval for inclusion of the common stock would be needed as condition of Notes closing.

Representations
 and Warranties:    Customary representations and warranties by Merisel as to
                    legal, financial, tax, environmental, compensation and benefits and operational matters.

Tag-Along Rights;
 Registration
 Rights: Same as in Original Letter. In addition, the holders of Notes would be able to transfer such Notes, subject to securities law limitations, and would have demand registration rights with respect to the Notes on terms similar to those applying to the common shares in the Original Letter.

Commitment Fee:     Upon closing, Stonington will receive from Merisel a fee of
                    $3 million, payable in cash.

Other: The Original Letter, as amended by the terms hereof, will continue in effect until closing of the Notes at which time the terms of the Notes purchase agreement will supersede such Original Letter.

STONINGTON PARTNERS

August 10,1997



Dwight A. Steffensen
Chairman and
Chief Executive Officer
Merisel, Inc.
200 Continental Blvd.
El Segundo, CA 90245-0984

Dear Dwight:

Reference is made to our letter to you dated August 8, 1997 (the "August 8th
                                                                  ----------
Letter") in which we proposed certain amendments to our letter dated July 14,
-------
1997, as amended by our letter dated July 20, 1997 (the "July 14th Letter";
                                                         ----------------
together with the August 8th Letter, the "Proposal"), to you regarding our
                                          --------
proposal to acquire newly issued shares of Merisel, Inc. (the "Company").
                                                               -------
Defined terms used herein not otherwise defined herein have the meaning set forth in the Proposal.

With respect to certain agreements and actions of the Company set forth in the third paragraph of the August 8th Letter, below are alternative agreements and actions that the Company could enter into or take in place of those set forth in the August 8th Letter:

  We confirm that, if the Company, in connection with the Proposal, as amended by this letter, agrees to (i) enter into an amendment to the Indenture dated as of October 15, 1994, between the Company and the Bank of New York, as successor to Nations Bank of Texas, N. A., as trustee (the "Indenture")
                                                              ---------
  relating to the Company's 12 1/2% Senior Notes (the "Senior Notes"), pursuant
                                                       ------------
  to which the Company eliminates its right to redeem the Senior Notes issued under the Indenture pursuant to Article III thereof and paragraph 5 of such Senior Notes, (ii) pay any interest due on the Senior Notes, (iii) if the holders of the Senior Notes agree to terminated the Limited Waiver and Voting Agreement, pay to the holders of the Senior Notes $150 per $1,000 face amount of the Senior Notes and (iv) to each holder of a Senior Notes that does not put its Senior Notes pursuant to Section 4.15 of Indenture following a Change of Control (as defined in the Indenture), (a) pay an additional $100 per $1000 face amount of the Senior Notes and (b) grant warrants, exercisable for a nominal amount for a period of five years following the grant, entitling the holders of such warrants to purchase, in the aggregate, Shares constituting 5% of the Shares issued and outstanding immediately following such Change of Control, such agreements or actions will not negatively impact our willingness to enter into a definitive agreement with you in connection with the Proposal, as amended by this letter.

In addition, if the holders of the Senior Notes agree to terminate the Limited Waiver and Voting Agreement and the Company issues the Notes contemplated by the August 8th Letter, we would agree to fund the $50 million revolving credit factuality referred to in the July 14th Letter simultaneously with the issuance of such Notes.

We expect this letter to be promptly delivered to the holders of the Senior Notes and the shareholders of the Company.


                                                   Very truly yours,


                                                   /s/ Albert J. Fitzgibbons III

STONINGTON PARTNERS


August 11, 1997



Mr. Dwight A. Steffensen
Chairman and Chief Executive Officer
Merisel, Inc.
200 Continental Boulevard
El Segundo, CA 90245-0984

Dear Dwight:

Enclosed is a term sheet outlining the Stonington proposal to the bondholders. Please forward the proposal to the bondholders' committee and their counsel.

                                              Very truly yours,



                                              /s/ Albert J. Fitzgibbons
                                              -------------------------

                       SUMMARY  OF  STONINGTON  PROPOSAL
                       ---------------------------------




 .    Stonington purchases 10,059,563 shares at $15.11 per share for an aggregate purchase price of $152 million

 .    Upon termination of the Limited Waiver and Voting Agreement and agreement by the bondholders not to tender upon a change in control, bondholders will receive accrued interest due and $250 per bond. Such payment will be made immediately after funding by Stonington.

 .    The Company will eliminate its rights to redeem the Senior Notes.

 .    Upon the favorable vote of Merisel stockholders for the Stonington proposal, the Company will issue ten warrants per bond. Each warrant will be exercisable into one share of common stock for $.01 per share, for a period of five years following the grant.